Exhibit 99.1

Advantage Announces 2013 Year End Financial & Operating Results and Glacier Operational Update

(TSX: AAV, NYSE: AAV)

CALGARY, March 27, 2014 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report the unconsolidated financial and operating results (excludes Longview Oil Corp.) for the three months and year ended December 31, 2013. Advantage's remaining non-core assets which had a production rate of approximately 5,600 boe/d were divested on April 30, 2013. As a result, financial and operating results during the second half of 2013 are more representative of our industry leading low cost pure play Montney development at Glacier.

Advantage's 2013 results, achievement of our 135 mmcfe/d Phase VI production target ahead of schedule, and acceleration of our Phase VII drilling program provides a solid foundation for multi-year growth. Advantage's growth strategy is targeted to deliver 100% production per share growth and 190% cash flow per share growth through its three year development plan at its world class Montney resource play at Glacier, Alberta.

	Three months ended		Year ended
Advantage Unconsolidated Results	December 31		December 31
	2013	2012	2013	2012

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$34,304	$36,556	$142,943	$126,749
per boe	$20.57	$19.15	$20.08	$15.97
Funds from operations	$23,822	$16,890	$85,310	$47,046
per share (2)	$0.14	$0.10	$0.51	$0.28
per boe	$14.30	$8.85	$11.98	$5.94
Dividends received from Longview	$2,961	$3,172	$12,479	$14,350
per share (2)	$0.02	$0.02	$0.07	$0.09
Total capital expenditures	$69,512	$35,849	$155,370	$130,570
Working capital deficit (3)	$49,034	$35,467	$49,034	$35,467
Bank indebtedness	$153,697	$161,630	$153,697	$161,630
Convertible debentures (face value)	$86,250	$86,250	$86,250	$86,250
Shares outstanding at end of period (000)	168,383	168,383	168,383	168,383
Basic weighted average shares (000)	168,383	168,383	168,383	167,509
Operating
Daily Production
Natural gas (mcf/d)	108,260	116,929	113,947	122,069
Crude oil and NGLs (bbls/d)	79	1,261	507	1,337
Total mcfe/d (4)	108,734	124,495	116,989	130,091
Total boe/d (4)	18,122	20,749	19,498	21,682
Average prices (including hedging)
Natural gas ($/mcf)	$3.39	$2.70	$3.10	$2.09
Crude oil and NGLs ($/bbl)	$77.01	$65.21	$76.01	$68.35

(1)	Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2)	Based on weighted average shares outstanding.
(3)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(4)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil.

Increased Funds from Operations driven by Glacier Production, Low Cost Structure and Improved Gas Prices

•	Funds from operations for the fourth quarter of 2013, excluding dividends from Longview Oil Corp. ("Longview"), increased 41% to $23.8 million or $0.14 per share as compared to the fourth quarter of 2012. Funds from operations during 2013 increased 81% to $85.3 million or $0.51 per share as compared to 2012. The increase in funds from operations was supported by a continued reduction in Advantage's cost structure due to development at Glacier and an increase in realized natural gas prices for the quarter and year.
•	The tax free dividend income received from Longview amounted to $3.0 million ($0.02/share) during the fourth quarter of 2013 and $12.5 million ($0.07/share) for 2013 due to Advantage's 45.1% ownership in the common shares of Longview in 2013.
•	Glacier production increased to 135 mmcfe/d (22,500 boe/d) in early March, approximately one month ahead of our Phase VI budget schedule. Production averaged 117.0 mmcfe/d (19,498 boe/d) for 2013 and averaged 108.7 mmcfe/d (18,122 boe/d) during the fourth quarter of 2013. The 2013 average production rate included the non-core assets from January 1 to April 30, 2013. Production during the fourth quarter of 2013 was impacted by minor facility outages at Glacier to accommodate field gathering system work in preparation for the eventual tie-in of new Phase VI Montney wells.
•	The royalty rate in 2013 was 5.4% as compared to 5.7% during 2012. The reduction in royalty rate reflects the disposition of the non-core assets and increased production from Glacier where royalty rates of approximately 5% are realized on our Montney wells.
•	Operating costs decreased 68% to $0.28/mcfe ($1.66/boe) in the fourth quarter of 2013 compared to the same period in 2012. The decrease in operating costs was due to the divestment of the higher cost non-core assets and the continued improvement in operating efficiencies achieved through our Glacier Montney development. Advantage's operating costs for 2013 which included the non-core assets to April 30, 2013 decreased 47% to $0.48/mcfe ($2.88/boe) compared to 2012.
•	Advantage's operating netback during the fourth quarter of 2013 was $3.00/mcfe which is 93% of our realized natural gas price of $3.21/mcfe. This strong cash margin is due to the industry leading low cost structure at Glacier and is a key success factor in our go forward three year development plan which is targeted to deliver 190% cash flow per share growth at an average natural gas price of $3.75/GJ.
•	Total capital expenditures in the fourth quarter of 2013 were $69.5 million and $155.4 million for the 2013 year which resulted from ongoing activities in our Glacier Phase VI development program.
•	On a pro forma basis after giving consideration to net proceeds of $90 million received from the sale of the Longview common shares, Advantage's bank debt was $63.7 million and total debt was $199.0 million as of December 31, 2013.
•	Advantage's estimated tax pools as of December 31, 2013 are approximately $1.1 billion of which $0.8 billion are categorized as immediately deductible at a rate of 100%.

Glacier Operations On-Track with Three Year Development Plan

Advantage's Glacier three year development plan is targeted to deliver 100% production per share growth and 190% cash flow per share growth. Production is expected to grow to 183 mmcfe/d in 2015, 205 mmcfe/d in 2016 and 245 mmcfe/d in 2017. The three year development plan is supported by continuing strong operational results and a solid financial strategy which includes an improved balance sheet and hedging program. The three year development plan is designed to maintain an average total debt to forward cash flow ratio of 1.5x based on an average natural gas price of AECO Cdn $3.75/GJ. Advantage has hedged an average of 47% of its forecast production through to Q1 2016 at an average price of $3.86/mcf.

Strong Initial Production from New Phase VI Glacier Wells

•	Only nine of the 22 new Phase VI Montney wells were required to ramp production to our 135 mmcfe/d Phase VI target which was achieved approximately one month ahead of schedule. The remaining Phase VI wells will be brought on stream as required to maintain the 135 mmcfe/d production rate through the balance of 2014.
•	Advantage's record Upper Montney well at 05-20-76-12W6 which demonstrated a final production test rate of 21 mmcf/d was initially brought on production at rates of up to 21 mmcf/d and then restricted to approximately 10 mmcf/d for the last 80 days. The production rate has been restricted to manage the flow back of frac sand through well site equipment which is typical in most higher rate Montney wells. The 05-20-76-12W6 well is still producing at a strong flowing wellhead pressure of 7,620 kpa compared to our average gas gathering system pressure of 3,000 kpa. During the first 80 days of production, the 05-20-76-12W6 well has produced 0.7 bcf.
•	Two Lower Montney wells located at 15-31-75-13W6 and 10-31-75-13W6 were initially brought on production at rates of up to 15 mmcf/d and 11 mmcf/d and then restricted to a rate of 8.0 mmcf/d for each well. The wells have produced for an average of 125 days and each well has produced approximately 1 bcf during this period. These wells, which were completed with slickwater and modified completion techniques, are demonstrating significantly improved performance compared to older Lower Montney wells.
•	Since the winter of 2012, a total of 15 Upper and Lower Montney wells that were completed with slickwater and brought on production are demonstrating performance which is trending at or above our Phase VII budget type curve (based on an average initial 30 day production rate of 6.9 mmcf/d).
•	Advantage's record Middle Montney well located at 12-02-76-12W6 which demonstrated a final production test rate of 13 mmcf/d, including 20 bbl/mmcf of free condensate, was initially brought on production at restricted rates of up to 9.5 mmcf/d. This well has been further rate restricted to approximately 6.0 mmcf/d for the last 20 days to manage the flow back of frac sand and to control the amount of free condensate that our facilities can handle at this time since our Glacier gas plant does not currently have liquid extraction or condensate stabilization processes installed. The 12-02-76-12W6 well is still producing at a strong wellhead pressure of 10,100 kPa compared to our average gas gathering system pressure of 3,000 kpa.

Glacier Phase VII Glacier Development Program Underway

•	The Glacier Phase VII drilling program was accelerated during the first quarter of 2014 due to lower than anticipated capital expenditures in our Phase VI program. The lower capital spending resulted from improved drilling and well completion efficiencies which reduced well costs below our original budget estimates.
•	To date, four new Phase VII wells have been rig released. One drilling rig is currently situated on a six well pad that will continue drilling through spring breakup. Two additional rigs will be deployed once weather conditions permit access to new drilling sites. A total of 33 wells are included in our Phase VII drilling program.
•	Engineering design is nearing completion for the expansion of our 100% owned Glacier gas plant. The expansion work is targeted for completion during the second quarter of 2015 and includes the installation of a shallow cut liquids extraction process and increased natural gas processing capacity to accommodate our Phase VII production target of 183 mmcfe/d. The engineering design will allow our Glacier gas plant to ultimately provide 245 mmcfe/d of processing capacity to accommodate our three year development plan through to 2017.
•	Design plans are also underway for increasing the transportation capacity of the sales gas lateral which connects the Glacier gas plant to TransCanada Pipeline's main sales pipeline to accommodate our three year development plan and beyond.

Advantage's strong operating and financial achievements during 2013 combined with simplification of the Corporate structure have positioned the company as an industry leading low cost Montney producer with strong growth. We look forward to reporting results on our progress as we execute Advantage's Glacier three year development plan.

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's anticipated production per share growth and cash flow per share growth, including the targeted amount and timing of achievement thereof; expectations as to future natural gas prices;  estimated tax pools; expected  increases in production in 2015, 2016 and 2017 resulting from Advantage's Glacier three year development plan; expectations of future debt to cash flow ratios; expectations as to the number of wells in Advantage's Phase VI Program required to provide sufficient production inventory to maintain production at anticipated levels through to the end of 2014; expectations regarding tie-ins of Phase VI wells; expected number of future drilling locations; anticipated drilling plans, including drilling rigs to be deployed and number of wells to be included in Advantage's Phase VIII drilling program; anticipated timing of completion of expansion of Glacier gas plant and effect of engineering design on processing capacity, including the amount of such processing capacity; and the status of design plans to increase transportation capacity of the sales gas lateral which connects the Glacier gas plant to TransCanada Pipeline's main sales pipeline. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to final production test rates, initial test production rates, production type curves,  restricted rates and 30 day production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

bbls	barrels
mbbls	thousand barrels
mmbbls	million barrels
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	Billion cubic feet
tcf	trillion cubic feet
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcfe/d	million cubic feet equivalent per day
tcfe	trillion cubic feet equivalent

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

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Advantage Oil & Gas Ltd.
300, 440 - 2nd Avenue SW
Calgary, Alberta
T2P 5E9
Phone:  (403) 718-8000
Fax:      (403) 718-8332
Web Site: www.advantageog.com
E-mail:  ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 20:37e 27-MAR-14